SECUR

20008386

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FEB 28 2020

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARTNERCAP SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 GREENWICH OFFICE PARK - SUITE 300
(No. and Street)

GREENWICH (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN VAN 615-312-4120
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE (Address) WOODBURY (City) NY (State) 11797 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JOHN VAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARTNERCAP SECURITIES, LLC, as of 31-Dec 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PartnerCap Securities, LLC

By: John Van
Signature

CFO / Fin Op
Title

Notary Public
exp 03/08/2021

STATE OF TENNESSEE NOTARY PUBLIC
GABRIEL PLEDGER
Exp. Mar. 08, 2021
DAVIDSON COUNTY

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *PARTNERCAP SECURITIES, LLC*

*Financial Statements*

*December 31, 2019*

**Partnercap Securities, LLC**
Table of Contents
December 31, 2019

WMK G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Partnercap Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Partnercap Securities, LLC (a limited liability company) as of December 31, 2019, and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Partnercap Securities, LLC as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Partnercap Securities, LLC's management. Our responsibility is to express an opinion on Partnercap Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Partnercap Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

**Supplemental Information**

The Computation of Net Capital on page 10 has been subjected to audit procedures performed in conjunction with the audit of Partnercap Securities, LLC's financial statements. The supplemental information is the responsibility of Partnercap Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wesbury, Moeller, Krantz & Goldfarb, LLP

We have served as the Partnercap Securities, LLC's auditor since 2009.

Woodbury, New York
February 4, 2020

# PARTNERCAP SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

December 31, 2019

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 13,748 |
| Receivables from clients and investment managers | | 5,437 |
| Prepaid expenses and other | | 50 |
| Total assets | $ | 19,235 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 7,966 |
| Total liabilities | $ | 7,966 |
| Commitments & contingencies - none | | |
| Members' equity | $ | 11,269 |
| Total liabilities and members' equity | $ | 19,235 |

*The accompanying notes are an integral part of the financial statements.*

# PARTNERCAP SECURITIES, LLC

## STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019

| | | |
|---|---|---|
| **REVENUES** | | |
| Private placement introduction fees | $ | 183,968 |
| Advisory fees | | 5,000 |
| Interest income | | 9 |
| Total revenues | $ | 188,977 |
| **EXPENSES** | | |
| Commission expense | $ | 14,919 |
| Retainer fees | | 158,832 |
| License and permits | | 3,506 |
| Professional fees | | 5,000 |
| General, administrative and other | | 11,656 |
| Total expenses | $ | 193,913 |
| Net loss | $ | (4,936) |

*The accompanying notes are an integral part of the financial statements.*

# PARTNERCAP SECURITIES, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2019

| | | |
|---|---|---|
| Balance at January 1, 2019 | $ | 12,505 |
| Member capital contributions | | 3,700 |
| Net loss | | (4,936) |
| Balance at December 31, 2019 | $ | 11,269 |

*The accompanying notes are an integral part of the financial statements.*

# PARTNERCAP SECURITIES, LLC

## STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | $ (4,936) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| None | - |
| Cash flow from changes in assets and liabilities: | |
| Increase in receivables from clients and investment managers | (2,437) |
| Decrease in prepaid expenses and other | 10 |
| Decrease in accounts payable and accrued expenses | (3,833) |
| Total adjustments | (6,260) |
| Net cash used by operating activities | $ (11,196) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| None | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Member capital contributions | $ 3,700 |
| Net cash provided by financing activities | $ 3,700 |
| Net change in cash | $ (7,496) |
| Cash and cash equivalents at beginning of year | 21,244 |
| Cash and cash equivalents at end of year | $ 13,748 |
| **SUPPLEMENTAL CASH FLOW DISCLOSURES:** | |
| Interest paid | $ - |
| Income taxes paid | $ - |

*The accompanying notes are an integral part of the financial statements.*

## NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Partnercap Securities, LLC ("the Company"), a Tennessee limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue Recognition

The Company is a securities broker-dealer. The Company enters into agreements to provide marketing and sales services to Investment Advisers ("Adviser") and Private Companies ("PC") whereby the Company agrees to find prospective investors for such Advisers and PCs. The Company may receive a fixed retainer for their marketing and sales efforts and may be reimbursed for certain related expenses. These agreements are generally terminable by either party with sufficient cause and notification. Revenue from these agreements are recognized ratably over the period in which the services are rendered. These fees are included in private placement introduction fees in the accompanying statement of operations.

In the event the Adviser contracts to provide investment management services to such prospects, the Company may earn a fee based on the management fees charged by the Adviser. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company and the Adviser. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and/or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 4, 2020, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

NOTE 2 – INCOME TAXES

The Company is treated as a partnership for income tax purposes. The members of the Company are then taxed on their proportionate share of the Company's taxable income. Accordingly, the Company is not subject to federal income taxes. The Company is liable for state franchise and excise taxes which have been provided for.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $7,814 which was $2,814 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 1.019 to 1.

NOTE 4 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

## NOTE 6 – CREDIT AND OFF-BALANCE-SHEET RISK

The Company is engaged in various brokerage activities in which counter-parties primarily include investment managers. In the event counter-parties do not fulfill their obligation, the Company may be exposed to risk. The risk of default primarily depends upon the credit worthiness of the counter-party. The Company periodically reviews the credit worthiness of each of the counter-parties. At times the Company may have cash balances that exceed FDIC insured limits. The Company does not hold any financial instruments with off-balance-sheet risk.

## NOTE 7 – TRANSACTIONS WITH RELATED PARTIES

The Company pays commissions to registered representatives, including one of the members, based on the revenues generated by the respective registered representative. At December 31, 2019, the member registered representative was not owed any commissions earned and received but unpaid.

## NOTE 8 – NEW ACCOUNTING STANDARDS

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (now collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company's fiscal year ending December 31, 2019. As of December 31, 2019, the Company does not have any leases meeting the requirements of the new standards.

# *Supplementary Information*

PARTNERCAP SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2019

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total members' capital | $ | 11,269 |
| Deduct members' capital not allowable for net capital | | - |
| Total member's equity qualified for net capital | $ | 11,269 |
| Additions: none | | |
| Deductions: | | |
| Non-allowable assets | $ | (3,455) |
| Total deductions | $ | (3,455) |
| Net capital before haircuts on securities positions | $ | 7,814 |
| Haircuts on securities | | - |
| Net capital | $ | 7,814 |
| **AGGREGATE INDEBTEDNESS** | | |
| Items included in statement of financial condition | | |
| Accounts payable and accrued expenses | $ | 7,966 |
| Total aggregate indebtedness | $ | 7,966 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS** | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) (A) | $ | 531 |
| Minimum dollar net capital requirement for reporting broker or dealer (B) | $ | 5,000 |
| Net capital requirement (greater of (A) or (B)) | $ | 5,000 |
| Excess net capital | $ | 2,814 |
| Net capital less 120% of minimum required | $ | 1,814 |
| Ratio: Aggregate indebtedness to net capital | | 1.019 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** | | |
| (Included in Part II A of Form X-17A-5 as of December 31, 2019 | | |
| Net capital as reported in Company's Part II A (unaudited) FOCUS report | $ | 7,814 |
| No differences | | - |
| Net capital per above | $ | 7,814 |

*The accompanying notes are an integral part of the financial statements.*

Partnercap Securities, LLC

Statement of Exemption From SEC Rule 15c3-3 Report

For the Year Ended December 31, 2019

Partnercap Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17-5(d)(1)and(4). To the best of its knowledge and belief, the Company states the following:

The company claimed an exemption for 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(k) (2) (i).

The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2019 without exception.

I, John Van, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

PARTNER CAP SECURITIES, LLC

**By:** John Van

**John Van, Member**

**Date: February 4, 2020**

WMK&G

**Weisberg, Molé, Krantz & Goldfarb, LLP**

*Certified Public Accountants*

## Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Partnercap Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Partnercap Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:((2)(i)) (the "exemption provisions") and (2) Partner Capital Group, LLC stated that Partnercap Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2019 without exception. Partnercap Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Partnercap Securities, LLC' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Mole, Krantz & Goldfarb LLP

Woodbury, New York
February 4, 2020

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com